Exhibit 1

MIND CTI Reports Third Quarter 2015 Results

Yoqneam, Israel, October 29, 2015 MIND C.T.I. Ltd. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its third quarter ended September 30, 2015.

The following will summarize our major achievements in the third quarter of 2015, as well as our business. Full financial results can be found in the Investor Information section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Q3 2015 Financial Highlights

•	Revenues were $5.2 million, compared to $6.5 million in the third quarter of 2014.
•	Operating income was $1.7 million, or 33.2% of total revenues, compared to $2.2 million, or 33.6% of total revenues in the third quarter of 2014.
•	Net income was $1.5 million, or $0.08 per share, compared to $1.1 million, or $0.06 per share in the third quarter of 2014.
•	Multiple follow-on orders.
•	Cash flow from operating activities was $0.8 million.
•	Cash position was $17.8 million as of September 30, 2015, compared with $18.9 million as of September 30, 2014.

Nine Months Financial Highlights

•	Revenues were $16.1 million, compared to $18.5 million in the first nine months of 2014.
•	Operating income was $5.0 million, or 31% of total revenues, compared with $4.9 million, or 27% of total revenues in the first nine months of 2014.
•	Net income was $3.9 million, or $0.21 per share, compared with $3.6 million, or $0.19 per share in the first nine months of 2014.
•	Cash flow from operating activities in the first nine months of 2015 was $4.6 million.

As of September 30, 2015 we had 344 employees, compared with 362 as of September 30, 2014.

Monica Iancu, MIND CTI CEO, commented: “We invest pre-sales efforts in multiple opportunities both in the U.S. and in Europe, but as we succeed in being chosen as the finalist or one of the finalists, we continue to experience the impact of hesitance and delays. Sometimes the delayed deals turn into wins, such as the new deal that we announced last quarter. Sometimes they evaporate, such as a deal that for the last year we expected to materialize but recently that potential customer was acquired by a larger carrier.

“The consolidation in our markets is challenging for us but we continue to execute our strategy of focusing on profitability and cash flow. We continue to build for the future, targeting new markets with similar needs based on our comprehensive offering. We have successfully overcome past challenging periods and we believe that our experience helps us plan and execute the proper steps promptly and effectively.”

Operating Margins and Net Income

Similar to our previous quarter, the high operating margins, significantly higher than our target of 20%, are mainly the result of a decrease in expenses due to the devaluation of currencies against the U.S. dollar, a mix of revenues with lower third party expenses, changes in some provisions and some efficiency measures.

As previously mentioned, fluctuation in exchange rates contributes to volatility in our revenues, our expenses and our net income.

Revenue Distribution for Q3 2015

Revenues in the Americas represented 50%, revenues in Europe represented 35% and revenues in the rest of the world represented 15% of our total revenues.

Revenues from customer care and billing software totaled $4.1 million, or 79% of total revenues, while revenues from enterprise call accounting software totaled $1.1 million, or 21% of total revenues.

Revenues from licenses were $0.9 million, or 17% of total revenues, while revenues from maintenance and additional services were $4.3 million, or 83% of total revenues.

Follow-on Orders

When we sign managed services contracts they initially include a period of three to six years. This quarter, an existing U.S. customer has signed an ongoing extension of the existing managed services agreement, initially signed in 2010. We believe that such extensions demonstrate the high level of trust developed between MIND and its customers.

As our customer base continues to gradually encounter business enhancement, they increase their relationship with us with multiple follow-on orders, mainly for customizations and license extensions.

Update on Acquisitions

As we previously announced, we resumed our pursuit for acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology and geography.

For the last six months we focused on the evaluation and negotiations of a potential acquisition in Europe. We decided now to put that on hold, but we persist in our pursuit of suitable targets.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2015	*2014	2015	*2014
	U.S. dollars in thousands (except per share data)

Revenues	$5,211	$6,511	$16,109	$18,501
Cost of revenues	2,028	2,462	6,655	7,391
Gross profit	3,183	4,049	9,454	11,110
Research and development expenses	714	1,029	2,125	3,763
Selling and marketing expenses	289	264	894	849
General and administrative expenses	448	568	1,431	1,555
Operating income	1,732	2,188	5,004	4,943
Financial income (expenses) - net	28	(346)	(106)	(176)
Income before taxes on income	1,760	1,842	4,898	4,767
Taxes on income	312	707	959	1,182
Net income for the period	$1,448	$1,135	$3,939	$3,585

Earnings per share:
Basic	$0.08	$0.06	$0.21	$0.19
Diluted	$0.08	$0.06	$0.20	$0.19
Weighted average number of shares used in computation of earnings per share in thousands:

Basic	19,198	18,953	19,176	18,929
Diluted	19,277	19,047	19,281	18,980

* Certain comparative figures have been reclassified to conform to the current period presentation.

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2015	2014
	Unaudited	Audited
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,608	$8,100
Short-term bank deposits	2,746	4,551
Marketable securities	5,035	5,038
Accounts receivable, net:
Trade	2,424	2,595
Other	170	234
Prepaid expenses	171	384
Deferred cost of revenues	116	21
Deferred income taxes	175	175
Inventories	10	10
Total current assets	19,455	21,108

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	1,426	1,574
Severance pay fund	1,636	1,597
Deferred income taxes	20	20
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	592	618
GOODWILL	5,430	5,430
Total assets	$28,559	$30,347

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$113	$138
Other	2,444	2,306
Deferred revenues	3,065	3,671
Total current liabilities	5,622	6,115

LONG TERM LIABILITIES :
Deferred revenues	464	134
Employee rights upon retirement	1,767	1,687
Total liabilities	7,853	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,831	25,724
Accumulated other comprehensive loss	(210)	(63)
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(877)
Accumulated deficit	(2,383)	(564)
Less - Treasury shares	(1,709)	(1,863)
Total shareholders’ equity	20,706	22,411
Total liabilities and shareholders’ equity	$28,559	$30,347

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2015	2014	2015	2014
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,448	$1,135	$3,939	$3,585
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	49	61	146	178
Realized gain on sale of marketable securities available-for-sale	-	-	-	(10)
Deferred income taxes, net	-	-	-	133
Accrued severance pay	30	(24)	94	(24)
Unrealized loss (gain) on marketable securities, net	(15)	(25)	85	(35)
Employees share-based compensation expenses	55	14	107	50
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	8	(994)	171	(826)
Other	30	6	64	(28)
Decrease (increase) in prepaid expenses and deferred cost of revenues	128	68	118	(84)
Increase (decrease) in accounts payable and accruals:
Trade	(64)	(66)	(25)	(428)
Other	369	477	138	1,422
Increase (decrease) in deferred revenues	(1,255)	431	(276)	(428)
Net cash provided by operating activities	783	1,083	4,561	3,505

Cash flows from investing activities:
Purchase of property and equipment	(1)	(82)	(120)	(165)
Proceeds from sale of marketable securities available-for-sale	-	-	-	522
Severance pay funds	(25)	24	(53)	54
Proceeds from (Investment in) marketable securities	162	(457)	(81)	(1,530)
Investment in marketable securities - available for sale	-	(350)	-	(1,363)
Proceeds from (investment in) short-term bank deposits	(1,220)	(3,191)	1,805	4,060
Net cash provided by (used in) investing activities	(1,084)	(4,056)	1,551	1,578
Cash flows from financing activities:
Employee stock options exercised and paid	-	90	154	167
Dividend paid	-	-	(5,758)	(4,544)
Net cash provided by (used in) financing activities	-	90	(5,604)	(4,377)

Translation adjustments on Cash and Cash equivalents	-	18	-	48
Increase (decrease) in cash and cash equivalents	(301)	(2,865)	508	754
Balance of cash and cash equivalents at beginning
of period	8,909	11,831	8,100	8,212
Balance of cash and cash equivalents at end of period	$8,608	$8,966	$8,608	$8,966